UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

REDWOOD TRUST, INC.

Full Name of Registrant

One Belvedere Place, Suite 300

Address of Principal Executive Office (Street and Number)

Mill Valley, CA 94941

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The well-publicized mortgage credit and liquidity crisis resulted in broad decreases in the fair values of real estate securities, such as those held by the registrant and its consolidated subsidiaries, during the fourth quarter of 2007. Under generally accepted accounting principles, Registrant is required to determine the fair value of real estate securities carried on its consolidated balance sheet at December 31, 2007. The Registrant has completed this process, which resulted in total negative mark-to-market valuation adjustments during the fourth quarter of $956 million, of which $154 million relates to securities held by the Registrant and $802 million relates to securities held by Acacia CDO entities that are consolidated for accounting purposes. As a second step, Registrant is required to determine whether these negative changes in fair value represent temporary or other-than-temporary (OTT) impairments. Temporary impairments are recorded as a reduction of Stockholders’ Equity and OTT impairments flow through the income statement as negative valuation adjustments. The process to determine whether a security is temporarily or OTT impaired is complex and requires significant judgment. Registrant has been unable to complete its impairment analysis without unreasonable effort or expense in sufficient time to enable Registrant to file its Annual Report on Form 10-K within the time period prescribed. Registrant anticipates that its Annual Report on Form 10-K for the year ended December 31, 2007 will be filed no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Martin S. Hughes	415	389-7373
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant anticipates that there will be a significant change in the results of operations for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The change will result primarily from reductions during 2007 in the fair value of securities held by Registrant. Registrant is unable to provide a reasonable estimate of the change, however, until the review of the computations of reductions in fair value and the accounting impact of those reductions has been completed, as described in Part III above.

REDWOOD TRUST, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 29, 2008	By:	/s/ MARTIN S. HUGHES
Martin S. Hughes
Chief Financial Officer